March 21, 2019

Curtis C. Griffith
Chairman and Chief Executive Officer
South Plains Financial, Inc..
5219 City Bank Parkway
Lubbock, Texas 79407

       Re: South Plains Financial, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on March 14, 2019
           CIK No. 0001163668

Dear Mr. Griffith:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed March 14,
2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Loans, page 59

1. Please revise your nonperforming assets table at the bottom of page 60 to include any troubled debt restructurings (TDRs) which are not already included in your nonperforming assets categories. Please see III.C.1.(c) of Industry Guide 3, Statistical Disclosure by
       Bank Holding Companies.
2. Please revise your disclosure on page 60 to clarify how the commercial real estate relationship in the amount of $5.3m in nonperforming loans was resolved. Curtis C. Griffith
South Plains Financial, Inc..
March 21, 2019
Page 2
Consolidated Balance Sheets, page F-3

3. We note your disclosure on page ii, and elsewhere throughout your draft registration statement, that your prospectus has given effect to a 29-for-1 stock split and that the split has been retroactively applied to all periods presented. Please revise your financial statements and all related footnotes (e.g., subsequent events in Note 1, Earnings Per Share data in Note 15, etc.) to reflect the stock split. Refer to ASC 505-20-S50-2 and SAB Topic
         4.C.
Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies, page F-13

4. Tell us the factors you considered in your determination that this reclassification was a change in accounting principle rather than the correction of an error, refer to ASC 250 in your response. Please advise or revise as necessary.
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt at 202-551-3434 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameCurtis C. Griffith                           Sincerely,
Comapany NameSouth Plains Financial, Inc..
                                                               Division of
Corporation Finance
March 21, 2019 Page 2                                          Office of
Financial Services
FirstName LastName